 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* TL Ventures III Manager LLC (Last) (First) (Middle) TL Ventures, 700 Building 435 Devon Park Drive (Street) Wayne, PA 19087 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Esperion Therapeutics, Inc. ESPR 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year) September, 2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

     Form filed by One Reporting Person
X   Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8) Code / V	4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5) Amount / A/D / Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	9/10/2002		S /	2,401,881 / D / $5.00	0	D	Held by: TL Ventures III L.P.
Common Stock	9/10/2002		S /	502,764 / D / $5.00	0	D	Held by: TL Ventures III Offshore L.P.
Common Stock	9/10/2002		S /	78,429 / D / $5.00	0	D	Held by: TL Ventures III Interfund L.P.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8) Code / V	5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5) (A) or (D)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) / (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4) Title / Amount or Number of Shares	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
	$			/		/	/	$
Explanation of Responses:

TL Ventures III L.P., TL Ventures III Offshore L.P. and TL Ventures III Interfund L.P. are members of a group for purposes of Sections 13 (d) and 13 (g) of the Securities Exchange Act of 1934.

TL Ventures III L.P. ("TL III"), TL Ventures III Offshore L.P. ("TL III Offshore") and TL Ventures III Interfund L.P. ("TL III Interfund") are venture capital funds which are required by their governing documents to make all investment, voting and disposition actions in tandem. TL Ventures III Manager LLC is a general partner of TL Ventures III General Partner L.P., which is a general partner of TL Ventures III Management L.P., which is a general partner of TL III, and TL Ventures III Manager LLC is a general partner of TL Ventures III General Partner L.P., which is a general partner of TL III Interfund. TL Ventures III Manager LLC is the designated filer for this group.

Joint Filer Information

(1)
Name: TL Ventures III L.P.
Address: c/o TL Ventures III Ofshore L.P.
Designated Filer: TL Ventures III Manager LLC
Issuer & Ticker Symbol: Esperion Therapeutics, Inc. (ESPR)
Date of Event Requiring Statement: 9/10/2002

Signature:

On behalf of TL Ventures III L.P., by its general partner
TL Ventures III Management L.P., by its general partner
TL Ventures III General Partner L.P., by its general partner
TL Ventures III Manager LLC
/s/ Janet Stott 9/11/2002
Janet Stott, Controller

(2)
Name: TL Ventures III Offshore L.P.
Address: c/o TL Ventures III Ofshore L.P.
Designated Filer: TL Ventures III Manager LLC
Issuer & Ticker Symbol: Esperion Therapeutics, Inc. (ESPR)
Date of Event Requiring Statement: 9/10/2002

Signature:

On behalf of TL Ventures III Offshore L.P., by its general partner
TL Ventures III Offshore Partners L.P., by its general partner
TL Ventures III Offshore Ltd.
/s/ Janet Stott 9/11/2002
Janet Stott, Controller

(3)
Name: TL Ventures III Interfund L.P.
Address: c/o TL Ventures III Ofshore L.P.
Designated Filer: TL Ventures III Manager LLC
Issuer & Ticker Symbol: Esperion Therapeutics, Inc. (ESPR)
Date of Event Requiring Statement: 9/10/2002

Signature:

On behalf of TL Ventures III Interfund L.P., by its general partner
TL Ventures III General Partner L.P., by its general partner
TL Ventures III Manager LLC
/s/ Janet Stott 9/11/2002
Janet Stott, Controller

By: /s/ Janet Stott 9/11/2002 ** Signature of Reporting Person Date SEC 1474 (8-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure